Exhibit 99.1

Lucas GC Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

New York, July 22, 2025 /Globenewswire/ — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources, insurance and wealth management industry verticals, today announced that it has received a notification letter (“Compliance Notice”)from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated July 21, 2025, informing the Company that it has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on January 15, 2025 that the Company’s ordinary shares failed to maintain a minimum bid price of US$1.00 over the previous 30 consecutive business days.

According to the Compliance Notice, the Company regained compliance with the Minimum Bid Price Requirement because the closing bid price of the Company’s ordinary shares has been at US$1.00 per share or greater for 20 consecutive business days, from June 20, 2025 to July 18, 2025, and the matter is now closed.

About Lucas GC Limited

With 19 granted U.S. and Chinese patents and over 75 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company with over 780,320 agents working on its platform. Lucas’ technologies have been applied to the human resources and insurance industry verticals. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923